UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 32)1

SL Industries, Inc.
(Name of Issuer)

Common Stock, $.20 Par Value
(Title of Class of Securities)

784413106
(CUSIP Number)

Warren G. Lichtenstein
Steel Partners Holdings L.P.
590 Madison Avenue, 32nd Floor
New York, New York 10022
(212) 520-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 6, 2016
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 784413106

1	NAME OF REPORTING PERSON STEEL PARTNERS HOLDINGS L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 994,840
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 994,840
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 994,840
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.1%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 784413106

1	NAME OF REPORTING PERSON SPH GROUP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 994,840
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 994,840
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 994,840
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 784413106

1	NAME OF REPORTING PERSON SPH GROUP HOLDINGS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 994,840
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 994,840
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 994,840
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 784413106

1	NAME OF REPORTING PERSON STEEL PARTNERS HOLDINGS GP INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 994,840
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 994,840
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 994,840
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.1%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 784413106

1	NAME OF REPORTING PERSON DGT HOLDINGS CORP.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION NEW YORK
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 994,840
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 994,840
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 994,840
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.1%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 784413106

1	NAME OF REPORTING PERSON WARREN G. LICHTENSTEIN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 10,507
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 7,507
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,507
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) LESS THAN 1%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 784413106

1	NAME OF REPORTING PERSON GLEN M. KASSAN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 20,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 17,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) LESS THAN 1%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 784413106

The following constitutes Amendment No. 32 to the Schedule 13D filed by the undersigned (“Amendment No. 32”).  This Amendment No. 32 amends the Schedule 13D as specifically set forth herein.

Item 2.	Identity and Background.

Item 2 is hereby amended and restated to read as follows:

(a)           This statement is filed by Steel Partners Holdings L.P., a Delaware limited partnership (“Steel Holdings”), SPH Group LLC, a Delaware limited liability company (“SPHG”), SPH Group Holdings LLC, a Delaware limited liability company (“SPHG Holdings”), Steel Partners Holdings GP Inc., a Delaware corporation (“Steel Holdings GP”), DGT Holdings Corp., a New York corporation (“DGT”), Warren G. Lichtenstein and Glen M. Kassan.  Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

 Steel Holdings owns 99% of the membership interests of SPHG.  SPHG is the sole member of SPHG Holdings.  Steel Holdings GP is the general partner of Steel Holdings, the managing member of SPHG and the manager of SPHG Holdings.  DGT is a wholly owned subsidiary of SPHG Holdings.  By virtue of these relationships, each of Steel Holdings, SPHG, Steel Holdings GP and SPHG Holdings may be deemed to beneficially own the Shares owned directly by DGT.  Warren G. Lichtenstein, the Executive Chairman of Steel Holdings GP, is a director of the Issuer.  Glen M. Kassan, an employee of a subsidiary of Steel Holdings, is a director of the Issuer.  Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

Set forth on Schedule A annexed hereto (“Schedule A”) is the name and present principal business, occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted of the executive officers and directors of Steel Holdings GP and DGT.  To the best of the Reporting Persons’ knowledge, except as otherwise set forth herein, none of the persons listed on Schedule A beneficially owns any securities of the Issuer or is a party to any contract, agreement or understanding required to be disclosed herein.

(b)           The principal business address of each of the Reporting Persons is 590 Madison Avenue, 32nd Floor, New York, New York 10022.

(c)           Steel Holdings is a global diversified holding company that engages or has interests in a variety of operating businesses through its subsidiary companies.  Steel Holdings may seek to obtain majority or primary control, board representation or other significant influence over the businesses in which it holds an interest.  The principal business of SPHG Holdings is holding securities for the account of Steel Holdings.  The principal business of SPHG is serving as the sole member of SPHG Holdings and other affiliates.  The principal business of Steel Holdings GP is serving as the general partner of Steel Holdings, the managing member of SPHG and the manager of SPHG Holdings.  DGT is currently engaged in the real estate business.  The principal occupation of Warren G. Lichtenstein is serving as the Executive Chairman of Steel Holdings GP.  The principal occupation of Glen M. Kassan is serving as a Managing Director and operating partner of Steel Partners LLC, a subsidiary of Steel Holdings.

(d)           No Reporting Person nor any person listed on Schedule A has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

CUSIP NO. 784413106

(e)           No Reporting Person nor any person listed on Schedule A has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Each of the individuals who are Reporting Persons or listed on Schedule A are citizens of the United States of America.  Each of Steel Holdings, SPHG, SPHG Holdings and Steel Holdings GP is organized under the laws of the State of Delaware.  DGT is organized under the laws of the State of New York.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The aggregate purchase price of the 994,840 Shares owned directly by DGT is approximately $10,286,583, including brokerage commissions.  The Shares owned directly by DGT were acquired with funds of an affiliated entity that initially purchased the Shares prior to being transferred to DGT.

Mr. Lichtenstein beneficially owns 3,000 unvested restricted Shares and owns directly an additional 7,506 Shares awarded to him in his capacity as a director of the Issuer.  In addition, Mr. Lichtenstein acquired one Share with personal funds at a purchase price of approximately $4.00.

Mr. Kassan beneficially owns 3,000 unvested restricted Shares and owns directly an additional 17,000 Shares awarded to him in his capacity as a director of the Issuer.

Set forth on Schedule B annexed hereto (“Schedule B”) is the aggregate purchase price of the Shares beneficially owned, if any, by each of the persons, who are not Reporting Persons, listed on Schedule A.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On April 6, 2016, the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Handy & Harman Ltd., a publicly-traded NASDAQ company and an affiliate of Steel Holdings (“Parent”), Handy & Harman Group, Ltd., a Delaware corporation and a wholly owned subsidiary of Parent (“AcquisitionCo”), and SLI Acquisition Co., a Delaware corporation and a wholly owned subsidiary of AcquisitionCo (“Merger Sub”), pursuant to which, among other things, Parent and AcquisitionCo have agreed to cause Merger Sub to make a cash tender offer (the “Offer”) to purchase any and all of the outstanding Shares of the Issuer, at a purchase price of $40.00 per Share in cash (the “Offer Price”).

CUSIP NO. 784413106

Pursuant to the Merger Agreement, Merger Sub has agreed to commence the Offer no later than 10 business days after the date of the Merger Agreement.  Merger Sub’s obligation to accept for payment and pay for Shares pursuant to the Offer is subject to various conditions, including (a) expiration of the waiting period applicable to the purchase of Shares pursuant to the Offer or the consummation of the Merger under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations thereunder, (b) a nonwaivable condition (the “Minimum Condition”) that there be validly tendered and not withdrawn prior to the expiration of the Offer that number of Shares that, when added to the Shares, if any, already owned by Parent and its subsidiaries, would represent at least a majority of all then outstanding Shares, (c) a nonwaivable condition (the “Supermajority of the Minority Condition”) that there be validly tendered and not withdrawn prior to the expiration of the Offer that number of Shares that would represent at least sixty percent (60%) of all then outstanding Shares not owned by Parent or any of its affiliates, (d) Shares held by stockholders that have properly exercised appraisal rights under Delaware law do not exceed ten percent (10%) of the Shares outstanding immediately prior to the expiration of the Offer, and (e) other customary conditions.  There is no financing condition to the obligations to consummate the Offer.

The Merger Agreement further provides that upon the terms and subject to the conditions set forth therein, following completion of the Offer, Merger Sub will merge with and into the Issuer, with the Issuer continuing as the surviving corporation and as a wholly owned subsidiary of AcquisitionCo (the “Merger”). The Merger will be governed by Section 251(h) of the General Corporation Law of the State of Delaware (the “DGCL”), with no vote of the Issuer’s stockholders required to consummate the Merger.  In the Merger, each outstanding Share (other than Shares held by the Issuer or any of its subsidiaries, Parent, AcquisitionCo or Merger Sub or held by stockholders who are entitled to demand, and who properly demand, appraisal rights under Delaware law), will be converted into the right to receive cash in an amount equal to the Offer Price, without interest. The Merger is subject to the following closing conditions: (i) Merger Sub having accepted for payment all Shares validly tendered and not withdrawn in the Offer and (ii) there being in effect no law or order which makes the Merger illegal or otherwise prohibits the consummation of the Merger.

The foregoing summary of the Merger Agreement and the transactions contemplated thereby does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Merger Agreement, a copy of which is referenced as Exhibit 99.1 hereto and is incorporated herein by reference.

Concurrently with the execution of the Merger Agreement, DGT entered into a Tender Agreement (the “Tender Agreement”) with the Issuer, Parent, AcquisitionCo and Merger Sub pursuant to which it agreed to promptly tender, and not withdraw, the 994,840 Shares owned directly by DGT into the Offer.  The foregoing summary of the Tender Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Tender Agreement, which is referenced as Exhibit 99.2 hereto and incorporated herein by reference.

Additional Information and Where to Find It

The Offer described above has not yet commenced.  This Schedule 13D is not an offer to buy or a solicitation of an offer to sell any Shares of the Issuer.  The Issuer has disclosed that the solicitation and the offer to buy Shares of the Issuer will be made pursuant to a tender offer statement on Schedule TO, including an offer to purchase, a letter of transmittal and other related materials that Parent, AcquisitionCo and Merger Sub intend to file with the SEC.  In addition, the Issuer has disclosed that it intends to file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 and a Schedule 13E-3 Transaction Statement with respect to the tender offer.  The Issuer has disclosed that stockholders will be able to obtain the tender offer statement on Schedule TO, the offer to purchase, the Solicitation/Recommendation Statement of the Issuer on Schedule 14D-9, the Schedule 13E-3 Transaction Statement, as each may be amended or supplemented from time to time, and related materials with respect to the tender offer free of charge at the website of the SEC at www.sec.gov, and from any information agent named in the tender offer materials.  The Issuer has disclosed that stockholders may also obtain, at no charge, any such documents filed with or furnished to the SEC by the Issuer under the “Investors Relations” section of the Issuer’s website at www.slindustries.com.  THE ISSUER HAS DISCLOSED THAT STOCKHOLDERS ARE ADVISED TO READ THESE DOCUMENTS, INCLUDING ANY SOLICITATION/RECOMMENDATION STATEMENT OF THE ISSUER AND ANY AMENDMENTS THERETO, AS WELL AS ANY OTHER DOCUMENTS RELATING TO THE TENDER OFFER THAT ARE FILED WITH THE SEC, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE, PRIOR TO MAKING ANY DECISIONS WITH RESPECT TO WHETHER TO TENDER THEIR SHARES INTO THE TENDER OFFER BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION, INCLUDING THE TERMS AND CONDITIONS OF THE TENDER OFFER.

CUSIP NO. 784413106

Item 5.	Interest in Securities of the Issuer.

Item 5(a) is hereby amended and restated to read as follows:

(a)           The aggregate percentage of Shares reported owned by each person named herein is based upon 3,961,000 Shares outstanding, which is the total number of Shares outstanding as of March 6, 2016, as reported in the Issuer’s Form 10-K filed with the Securities and Exchange Commission on March 15, 2016.

As of the close of business on the date hereof, DGT owned directly 994,840 Shares, constituting approximately 25.1% of the Shares outstanding.  By virtue of their relationships with DGT, each of Steel Holdings, SPHG, SPHG Holdings and Steel Holdings GP may be deemed to beneficially own the Shares owned directly by DGT.

As of the close of business on the date hereof, Warren G. Lichtenstein owned directly 7,507 Shares and beneficially owned an additional 3,000 unvested restricted Shares, which in the aggregate constitute less than 1% of the Shares outstanding.

As of the close of business on the date hereof, Glen M. Kassan owned directly 17,000 Shares and beneficially owned an additional 3,000 unvested restricted Shares, which in the aggregate constitute less than 1% of the Shares outstanding.

Set forth on Schedule B is the aggregate number and percentage of Shares beneficially owned, if any, by each of the persons, who are not Reporting Persons, listed on Schedule A. Unless otherwise indicated thereon, each of the persons listed on Schedule B has (i) the sole power to vote and dispose of the Shares they beneficially own, if any, and (ii) the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares they beneficially own, if any.

Item 5(b) is hereby amended and restated to read as follows:

(b)           Each of the Reporting Persons, other than Warren G. Lichtenstein and Glen M. Kassan, may be deemed to have shared power to vote and dispose of the Shares reported in this statement owned directly by DGT.  Mr. Lichtenstein has the sole power to vote and dispose of the 7,507 Shares he owns directly and has the sole power to vote the 3,000 unvested restricted Shares he beneficially owns.  Mr. Kassan has the sole power to vote and dispose of the 17,000 Shares he owns directly and has the sole power to vote the 3,000 unvested restricted Shares he beneficially owns.

CUSIP NO. 784413106

Item 5(c) is hereby amended to add the following:

(c)           There were no transactions in the Shares by the Reporting Persons during the past 60 days except as follows:  Effective March 28, 2016, SPHG Holdings caused the 994,840 Shares then owned directly by it to be transferred to DGT, which is a wholly owned subsidiary of SPHG Holdings.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

Reference is made to the Merger Agreement and Tender Agreement described in Item 4.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibits:

Exhibit No.	Description

99.1
Agreement and Plan of Merger, dated as of April 6, 2016, by and among Handy & Harman Ltd., Handy & Harman Group, Ltd., SLI Acquisition Co. and SL Industries, Inc. (incorporated by reference to Exhibit 2.1 to the Form 8-K filed by SL Industries, Inc. on April 7, 2016).

99.2
Tender Agreement, dated as of April 6, 2016, by and among Handy & Harman Ltd., Handy & Harman Group, Ltd., SLI Acquisition Co., SL Industries, Inc. and DGT Holdings Corp. (incorporated by reference to Exhibit 10.1 to the Form 8-K filed by SL Industries, Inc. on April 7, 2016).

99.3
Joint Filing Agreement, dated as of April 7, 2016, by and among Steel Partners Holdings L.P., SPH Group LLC, SPH Group Holdings LLC, Steel Partners Holdings GP Inc., DGT Holdings Corp., Warren G. Lichtenstein and Glen M. Kassan.

CUSIP NO. 784413106

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 7, 2016	STEEL PARTNERS HOLDINGS L.P.

	By:	Steel Partners Holdings GP Inc. General Partner

	By:	/s/ Jack L. Howard
Jack L. Howard, President

SPH GROUP LLC

	By:	Steel Partners Holdings GP Inc. Managing Member

	By:	/s/ Jack L. Howard
Jack L. Howard, President

SPH GROUP HOLDINGS LLC

	By:	Steel Partners Holdings GP Inc. Manager

	By:	/s/ Jack L. Howard
Jack L. Howard, President

STEEL PARTNERS HOLDINGS GP INC.

	By:	/s/ Jack L. Howard
Jack L. Howard, President

DGT HOLDINGS CORP.

	By:	/s/ Jack L. Howard
Jack L. Howard, President

CUSIP NO. 784413106

/s/ Jack L. Howard
JACK L. HOWARD as Attorney-In-Fact for Warren G. Lichtenstein

/s/ Glen M. Kassan
GLEN M. KASSAN

CUSIP NO. 784413106

SCHEDULE A

Executive Officers and Directors of Steel Partners Holdings GP Inc.

Name and Position	Present Principal Occupation	Business Address

Warren G. Lichtenstein, Executive Chairman and Director	Executive Chairman of Steel Partners Holdings GP Inc., the General Partner of Steel Partners Holdings L.P., a global diversified holding company	c/o Steel Partners Holdings L.P. 590 Madison Avenue, 32nd Floor New York, NY 10022
Jack L. Howard, President and Director
President of Steel Partners Holdings GP Inc., the General Partner of Steel Partners Holdings L.P., a global diversified holding company, and a principal of Mutual Securities, Inc., a registered broker dealer

c/o Steel Partners Holdings L.P. 590 Madison Avenue, 32nd Floor New York, NY 10022
James F. McCabe, Jr., Chief Financial Officer	Chief Financial Officer of Steel Partners Holdings GP Inc., the General Partner of Steel Partners Holdings L.P., a global diversified holding company	c/o Steel Partners Holdings L.P. 590 Madison Avenue, 32nd Floor New York, NY 10022
Anthony Bergamo, Director	Vice Chairman of MB Real Estate, a property management company	c/o MB Real Estate 335 Madison Avenue, 14th Floor New York, NY 10017
John P. McNiff, Director	Chairman of Discovery Capital Management, LLC, a multi-strategy hedge fund	c/o Discovery Capital Management, LLC 90 Park Avenue New York, NY 10016
Joseph L. Mullen, Director	Managing Partner of Li Moran International, Inc., a management consulting company	c/o Li Moran International 611 Broadway, Suite 722 New York, NY 10012
General Richard I. Neal, Director	President of Sisvel US, Inc. and Audio MPEG, Inc., licensors of intellectual property	c/o Sisvel US, Inc. 66 Canal Center Plaza, Suite 750 Alexandria, VA 22314
Allan R. Tessler, Director	Chairman and Chief Executive Officer of International Financial Group, Inc., an international merchant banking firm	c/o International Financial Group, Inc. 2500 North Moose Wilson Road Wilson, WY 83014

CUSIP NO. 784413106

Executive Officers and Directors of DGT Holdings Corp.

Name and Position	Present Principal Occupation	Business Address

Warren G. Lichtenstein, Chairman	Executive Chairman of Steel Partners Holdings GP Inc., the General Partner of Steel Partners Holdings L.P., a global diversified holding company	c/o Steel Partners Holdings L.P. 590 Madison Avenue, 32nd Floor New York, NY 10022
Jack L. Howard, President, Chief Executive Officer and Secretary
President of Steel Partners Holdings GP Inc., the General Partner of Steel Partners Holdings L.P., a global diversified holding company, and a principal of Mutual Securities, Inc., a registered broker dealer

c/o Steel Partners Holdings L.P. 590 Madison Avenue, 32nd Floor New York, NY 10022
James F. McCabe, Jr., Chief Financial Officer and Treasurer	Chief Financial Officer of Steel Partners Holdings GP Inc., the General Partner of Steel Partners Holdings L.P., a global diversified holding company	c/o Steel Partners Holdings L.P. 590 Madison Avenue, 32nd Floor New York, NY 10022

CUSIP NO. 784413106

SCHEDULE B

Interest in Securities of the Issuer by the Persons,
Who Are Not Reporting Persons, Listed on Schedule A

Name	Number of Shares Beneficially Owned	Percentage	Aggregate Cost

Anthony Bergamo	10	Less than 1%	$12.47
Jack L. Howard	750*	Less than 1%	$7,177.50

* Owned directly by EMH Howard LLC, an affiliate of Mr. Howard.